SE ‖‖‖‖‖ 04002092 ‖‖‖ S ⹄ьANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 6 2004

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Foothill Securities, Inc.
NASD ID # 1027

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1674 Shoreline Blvd., Suite 120
(No. and Street)

Mountain View   CA   94043-1374
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Flynn   650-625-9701
                         (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carter, Stephen Patrick
(Name — if individual, state last, first, middle name)

1871 The Alameda, Suite 450   San Jose   CA   95126-1746
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

DS
3/17



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Christine Flynn_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Foothill Securities, Inc._____, as of

__December 31, 2003_____, ~~19X~~ _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

-NONE-

Christine Flynn (signature)
Signature

__COO/CFO_____
Title

Helen Shandler (signature)
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Carter, Stephen Patrick

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

1871 The Alameda, Suite 450	San Jose	CA **70**	95126 – 1746
ADDRESS Number and Street	City	State	Zip Code

71	**72**	**73**	**74**

Check One

(x) Certified Public Accountant | **75** | FOR SEC USE

( ) Public Accountant | **76** |

( ) Accountant not resident in United States or | **77** |
any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	**51**	**52**	**53**			

1/76

<table>
<tr><td>FORM
X-17A-5</td><td>

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

</td></tr>
</table>

COVER

Select a filing method: Basic ⊙   Alternate ○ [0011]

Name of Broker Dealer: FOOTHILL SECURITIES, INC.   SEC File Number: 8- 11117
                                                          [0013]   [0014]
Address of Principal Place of   1674 NORTH SHORELINE BOULEVARD
Business: [0020]

                                MOUNTAIN VIEW   CA   94043-   Firm ID: 1027
                                [0021] [0022]   1374   [0015]
                                                          [0023]

For Period Beginning 01/01/2003   And Ending   12/31/2003
                      [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: CHRISTINE FLYNN, COO/CFO   Phone: (650) 625-9701
                              [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____ Phone: _____
                    [0032]   [0033]
Name: _____ Phone: _____
                    [0034]   [0035]
Name: _____ Phone: _____
                    [0036]   [0037]
Name: _____ Phone: _____
                    [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]

Check here if respondent is filing an audited report   ☑ [0042]

See independent auditor's report and accompanying notes.

7

ASSETS

		Allowable	Non-Allowable	Total
1.	Cash	738,850 [0200]		738,850 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	239,724 [0300]	156,082 [0550]	395,806 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost			
		[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities			
		[0150]		
	B. Other securities			
		[0160]		

See independent auditor's report and accompanying notes.

8

7. Secured demand notes
    market value of collateral:

[0470]	[0640]	0 [0890]

    A. Exempted
        securities

    [0170]

    B. Other securities

    [0180]

8. Memberships in
    exchanges:

    A. Owned, at
        market

    [0190]

    B. Owned, at cost

	[0650]	

    C. Contributed for
        use of the
        company, at
        market value

	[0660]	0 [0900]

9. Investment in and
    receivables from affiliates,
    subsidiaries and
    associated partnerships

[0480]	[0670]	0 [0910]

10. Property, furniture, — Note 3
    equipment, leasehold
    improvements and rights
    under lease agreements,
    at cost-net of accumulated
    depreciation and
    amortization

[0490]	15,512 [0680]	15,512 [0920]

11. Other assets

[0535]	51,838 [0735]	51,838 [0930]

12. TOTAL ASSETS

978,574 [0540]	223,432 [0740]	1,202,006 [0940]

See independent auditor's report and accompanying notes.

9

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	356,126 [1155]	[1355]	356,126 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other – Note 4	76,909 [1205]	[1385]	76,909 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders	[0970]		
2. Includes equity subordination (15c3-1(d)) of	[0980]		
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders	[0990]		
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

2. Includes equity subordination (15c3-1(d)) of

_____ [1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	433,035 [1230]	0 [1450]	433,035 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners _____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock – Notes 2 and 7	5,220 [1792]
C. Additional paid-in capital – Note 7	303,356 [1793]
D. Retained earnings	460,395 [1794]
E. Total	768,971 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	768,971 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,202,006 [1810]

See independent auditor's report and accompanying notes.

11

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2003 [3932]	Period Ending 12/31/2003 [3933]	Number of months 12 [3931]

REVENUE

1. Commissions:

    a.   Commissions on transactions in exchange listed equity securities executed on an exchange   134,972 [3935]

    b.   Commissions on listed option transactions   [3938]

    c.   All other securities commissions   [3939]

    d.   Total securities commissions   134,972 [3940]

2. Gains or losses on firm securities trading accounts

    a.   From market making in options on a national securities exchange   [3945]

    b.   From all other trading   [3949]

    c.   Total gain (loss)   0 [3950]

3. Gains or losses on firm securities investment accounts   [3952]

4. Profit (loss) from underwriting and selling groups   [3955]

5. Revenue from sale of investment company shares   10,559,943 [3970]

6. Commodities revenue   [3990]

7. Fees for account supervision, investment advisory and administrative services   3,947,964 [3975]

8. Other revenue   226,448 [3995]

9. Total revenue   14,869,327 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   412,013 [4120]

11. Other employee compensation and benefits   13,635,144 [4115]

12. Commissions paid to other broker-dealers   [4140]

13. Interest expense   [4075]

    a.   Includes interest on accounts subject to subordination agreements   [4070]

14. Regulatory fees and expenses   127,118 [4195]

15. Other expenses   646,070 [4100]

16. Total expenses   14,820,345

See independent auditor's report and accompanying notes.

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)

48,982
[4210]

18. Provision for Federal Income taxes (for parent only) – Note 4

7,117
[4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above

[4222]

    a. After Federal income taxes of

[4238]

20. Extraordinary gains (losses)

[4224]

    a. After Federal income taxes of

[4239]

21. Cumulative effect of changes in accounting principles

[4225]

22. Net income (loss) after Federal income taxes and extraordinary items

41,865
[4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items

-24,884
[4211]

See independent auditor's report and accompanying notes.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)   ☐ [4550]
    (1)--Limited business (mutual funds and/or variable annuities only)

B. (k)   ☑ [4560]
    (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k)   ☑ [4570]
    (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 11922 [4335A]	EMMETT A LARKIN COMPANY, INC. [4335A2]	All [4335B]
8- 17574 [4335C]	PERSHING LLC [4335C2]	All [4335D]
8- 26740 [4335E]	NATIONAL FINANCIAL SERVICES LL [4335E2]	All [4335F]
8- ___ [4335G]	___ [4335G2]	___ [4335H]
8- ___ [4335I]	___ [4335I2]	___ [4335J]

D. (k)   ☐ [4580]
    (3)--Exempted by order of the Commission

See independent auditor's report and accompanying notes.

14

COMPUTATION OF NET CAPITAL

See also Note 5

1. Total ownership equity from Statement of Financial Condition

768,971 [3480]

2. Deduct ownership equity not allowable for Net Capital

[3490]

3. Total ownership equity qualified for Net Capital

768,971 [3500]

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

0 [3520]

    B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities

768,971 [3530]

6. Deductions and/or charges:

    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

223,432 [3540]

    B. Secured demand note deficiency

[3590]

    C. Commodity futures contracts and spot commodities - proprietary capital charges

[3600]

    D. Other deductions and/or charges

[3610]

-223,432 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0 [3630]

8. Net capital before haircuts on securities positions

545,539 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

    A. Contractual securities commitments

[3660]

    B. Subordinated securities borrowings

[3670]

    C. Trading and investment securities:

See independent auditor's report and accompanying notes.

15

	1.	Exempted securities		[3735]
	2.	Debt securities		[3733]
	3.	Options		[3730]
	4.	Other securities		[3734]
D.	Undue Concentration			[3650]
E.	Other (List)			

[3736A]		[3736B]	
[3736C]		[3736D]	
[3736E]		[3736F]	
	0		0
	[3736]		[3740]

10. Net Capital

545,539
[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)

28,869
[3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)

50,000
[3758]

13. Net capital requirement (greater of line 11 or 12)

50,000
[3760]

14. Excess net capital (line 10 less 13)

495,539
[3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)

502,235
[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition

433,035
[3790]

17. Add:

    A. Drafts for immediate credit   [3800]

    B. Market value of securities borrowed for which no equivalent value is paid or credited   [3810]

    C. Other unrecorded amounts (List)

See independent auditor's report and accompanying notes.

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
0	0
[3820]	[3830]

19. Total aggregate indebtedness

433,035
[3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)

% 79
[3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

% 0
[3860]

SCHEDULED WITHDRAWALS

- NONE -

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]					
	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]					
	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]					
	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]					
	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]					
	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]					
	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]					
	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]					
	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]					
	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]					
	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL _____ 0
$

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

See independent auditor's report and accompanying notes.

Foothill Securities, Inc.

RECONCILIATION OF AUDITED NET CAPITAL WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	545,539
Net audit adjustments		-
Net capital, line 10	$	545,539

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			683,491 [4240]
	A.	Net income (loss)		41,865 [4250]
	B.	Additions (includes non-conforming capital of	43,615 [4262])	43,615 [4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			768,971 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

See independent auditor's report and accompanying notes.

FOOTHILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	41,865
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation and amortization		8,304
Other adjustments:		
Employee stock bonus compensation		6,960
Increase in commissions receivable		(71,257)
Decrease in other assets		8,420
Increase in commissions payable		63,439
Increase in accrued liabilities		4,786
Total adjustments		20,652
NET CASH PROVIDED BY OPERATING ACTIVITIES		62,517
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of fixed assets		(4,921)
NET CASH USED IN INVESTING ACTIVITIES		(4,921)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additions to paid-in-capital		36,655
NET CASH PROVIDED BY FINANCING ACTIVITIES		36,655
NET INCREASE IN CASH		94,251
CASH AT BEGINNING OF YEAR		644,599
CASH AT END OF YEAR	$	738,850

FOOTHILL SECURITIES, INC.
STATEMENT OF CASH FLOWS - (Continued)
For The Year Ended December 31, 2003

Supplemental Disclosures Of Cash Flows Information

Cash Payments
Cash Paid During the Year for:

Federal income and state franchise taxes	$	18,520
Interest	$	-

Noncash Financing Activities
Common stock and paid-in-capital increased through 2003 employee stock bonus compensation, awarding 26,316 shares as follows:

Common stock	$	26
Paid-in-capital		6,934
	$	6,960

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Business

Foothill Securities, Inc. ("the **Company**") is a fully disclosed broker/dealer, registered with the National Association of Security Dealers, Inc., and licensed by the Securities and Exchange Commission and the California Department of Corporations.

The **Company** was incorporated in California on October 11, 1962, and conducts business from fifty-five (55) Offices of Supervisory Jurisdiction (OSJ) located in that state, in addition to two (2) OSJ offices in Hawaii, and one (1) in Arizona.

Revenue Recognition

The **Company's** revenue is generated from registered investment advisory fees derived from asset management, and concessions and commissions related to sales of mutual funds, variable products, and direct participation programs. Revenue is recorded when earned.

Concentrations of Credit Risk

Financial instruments that potentially subject the **Company** to concentrations of credit risk consist principally of cash and temporary cash investments, and commissions and concessions receivable. The **Company** places all its cash and temporary cash investments with two financial institutions located in Los Altos and Mountain View, California, respectively. The balances at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, the **Company's** uninsured cash balances totaled $838,395. Concentrations of credit risk with respect to commissions receivable are limited due to a large and geographically diverse group of entities offering sales of mutual funds, variable products, and direct participation programs.

Cash Equivalents

For purposes of the statement of cash flows, the **Company** considers all cash and short-term investments with maturities of three months or less as cash equivalents.

Income and Franchise Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of furniture and equipment for financial and income tax reporting, and the timing of deducting franchise taxes for federal tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of these differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Note 1 - Summary of Significant Accounting Policies – (continued)

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The carrying values of cash, receivables, payables, and accrued liabilities approximate fair value due to the short maturity of these instruments. The carrying value of any debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Advertising Costs

The **Company** treats as an expense all advertising costs in the period the cost is incurred. Advertising expense totaled $21,657 for the year ended December 31, 2003.

Note 2 - Common Stock

In February 1996, the **Company** amended and restated its articles of incorporation to effect a ten thousand to one (10,000 to 1) stock split. The amendment also provided for an increase in the number of authorized common shares to ten million (10,000,000). At December 31, 2003, there were five million, one hundred and eighty-three thousand, eight hundred and ninety-six (5,183,896) shares issued and outstanding.

Note 3 - Furniture and Equipment

The **Company's** furniture and equipment consists primarily of computer and office equipment. All assets are depreciated using the double declining balance method over estimated useful lives of five and seven years. At December 31, 2003, the total cost of such equipment was $154,204, and accumulated depreciation was $138,692. Depreciation expense for the year ended December 31, 2003 was $8,304.

Note 4 - Income Taxes

The provision for income taxes consists of the following components:

	Federal		California Franchise		Total	
Current	$	7,350	$	4,300	$	11,650
Adjustment to prior year's provision		(2,866)		(1,667)		(4,533)
	$	4,484	$	2,633	$	7,117

Note 5 - Net Capital Requirements

The **Company** is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital in the amount of the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the required ratio of aggregate indebtedness to net capital. The **Company** has computed the net capital and aggregate indebtedness calculations in accordance with NASD Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2003, the **Company** has net capital of $545,539, which was $495,539 in excess of its required net capital of $50,000. The **Company's** aggregate indebtedness to net capital ratio was .79 to 1.00.

Note 6 – Money Purchase Plan

Effective January 1, 1999, the **Company** adopted a money purchase pension plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least two (2) years as of the defined plan entry date, and who have worked at least 1,000 hours per year. The **Company** must contribute 5.7% of total eligible wages up to a maximum of $200,000 in compensation, and an additional 5.7% for eligible compensation, which is the difference between the current year social security wage base and $200,000 of compensation. All amounts funded are one hundred percent (100%) vested. For the year ended December 31, 2003, the **Company's** contribution was $46,057.

Note 7 – Employee Stock Bonus Plan

The **Company** has a nonqualified stock bonus plan (the Plan) available to all eligible employees, other than the founding shareholder. A maximum of 263,157 shares of common stock may be issued under the Plan. Beginning in 1997, an annual amount of 26,316 shares has, and will continue to be, awarded. Eligible employees are defined as those employees who have been employed by the **Company** for three (3) years, and who have worked at least 1,000 hours per year. The shares are allocated after final approval from the Board of Directors, based upon a weighted formula of years of service and compensation. The employees will vest in the shares awarded at a rate of 20% per year, over a five-year period beginning in the year of eligibility. Unvested balances in shares of terminated employees will be reallocated to active plan participants based on service years and compensation weights in the calendar year shares become available for reallocation. The value per share assigned to the awarded shares is equivalent to the annual amount per share paid by the registered representatives to the founding shareholder for his shares, as determined under a separate business ownership succession plan. For the year ended December 31, 2003, $6,960 was recognized as compensation costs associated with this Plan.

Note 8 – Commitments

Facility Lease

The **Company** entered into a new corporate office lease on July 29, 2002. The lease term began on September 1, 2002 and extends through August 31, 2007. The future minimum rental commitments are as follows:

For the Year Ending December 31,	Amount
2004	$ 34,900
2005	36,300
2006	37,760
2007	25,840
	$ 134,800

Rent expense was $30,800 for the year ended December 31, 2003.

Note 8 – Commitments (Continued)

Ownership Succession Plan

Beginning in 1996, the founding shareholder entered into a business ownership succession plan agreeing to sell his interest in the **Company** on a prorata basis over a ten (10) year period to those registered representatives who are compensated on a commission and fees basis. Included in this succession plan was an arrangement to pay the founding shareholder $178,000, which approximated the available net capital at December 31,1995. This arrangement is to be paid utilizing a compensation structure involving the money purchase plan (See Note 6). The amount paid during the year ended December 31, 2003, approximated $29,000. At December 31, 2003, $44,500 remains to be paid to the founding shareholder.

STEPHEN P. CARTER S℗C CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Shareholders and Board of Directors
Foothill Securities, Inc.

In planning and performing my audit of the financial statements of **Foothill Securities, Inc.**, for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Foothill Securities, Inc.** that I considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company in, (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not (a) carry security accounts for customers; (b) perform custodial functions relating to customer securities; and (c) obtain or maintain physical possession or control of any fully paid and excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of Division for CPA Firms,
American Institute of Certified Public Accountants,
Private Companies Practice Section

1871 The Alameda, Suite 450 • San Jose, California 95126 • (408) 249-1266 FAX (408) 249-1265
www.spc-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 - (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

The Company is a fully disclosed broker-dealer and a registered investment advisor. It is operated by the Founding Shareholder and the Chief Operating Officer/Chief Financial Officer. The Founding Shareholder and the Chief Operating Officer/Chief Financial Officer have the responsibility for achieving the objectives of the Company and the authority to establish the policies, including those related to the internal control structure, and make those decisions by which such objectives are to be pursued. Such control procedures have been established that are relevant to a company of this size.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Stephen P. Carter
Certified Public Accountant

February 9, 2004